Exhibit A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 April 7, 1995


Mail Stop 7-6

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Two Perimeter Park South
Birmingham, Alabama  35243

         Re:      HEALTHSOUTH Corporation
                  Form S-4, filed March 8, 1995 (File No. 33-57987)
                  Form 10-K, for the fiscal year ended December 31, 1994
                           (File No. 1-10315)
                  Surgical Health Corporation
                  Form 10-K, for the fiscal year ended July 31, 1994
                           (File No. 1-13166)

Dear Mr. Scrushy:

         The staff has reviewed the above-referenced filing and has the following comments.

General

         1. It is not clear why HEALTHSOUTH holders are being asked to approve a merger of one of its subs. Please advise. If the purpose is to reduce the possibility of shareholder litigation regarding the transaction, risk factor disclosure is appropriate.

         2. Supplementally advise the staff when the closing of the merger is expected to be in relation to the meeting date.

         3. In future filings on EDGAR, please paginate the filing as required.

Letter to Shareholders

         4. Please note that each piece of proxy soliciting material, including the letter to shareholders, such provide shareholders with a balanced presentation, to the extent the disclosure goes beyond statements of fact. In this regard, please revise the letter to shareholders to explain why the Board believes the transaction is in the best interest of the Company's shareholders. Also balance the discussion of the advantages of the transaction with a discussion of the disadvantages.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 2


                        Joint Proxy Statement/Prospectus

Incorporation of Certain Information By Reference

         5. Document (b) relating to the Form 8-K reporting the acquisition of ReLife, Inc. was dated December 29, 1994, and was filed January 13, 1995, rather than dated January 12, 1995. Please revise accordingly.

         6. Document (f) incorporating a Form 8-K dated February 1, 1995, should be revised as this Form 8-K was actually dated January 22, 1995, and filed February 1, 1995.

         7. Please incorporate by reference the Form 8-K and amendments thereto relating to the NME acquisition. In connection therewith, the independent accountants (KMPG Peat Marwick) should be referenced under the caption "Experts" and consents should be included in the amendment.

         8. Please incorporate by reference all reports filed by Surgical Health Corporation pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1994.

Summary

         9. Disclose what will occur if the merger proposal is not approved.

         Solicitation of Proxies

         10. The staff notes that solicitations may be made other than by mail. Any scripts, outlines, instructions or other written materials that will be furnished to individuals soliciting proxies should be filed pursuant to Item 18 of Form S-4.

Background of the Merger

         11. Identify the other bidder, quantify its bid, and clarify whether it was allowed to raise its bid against HEALTHSOUTH.

         Comparative Per Share Information

         12. Please delete the comparative per share data for 1991 and 1992.

         13. Please delete all presentations of 1993 pro forma results of operations reflecting the NME acquisition as NME has been included in the Registrant's historical operations for one year.

         14. Please expand the presentations of pro forma and equivalent per share data to include it based upon a .1394 exchange ratio. Similarly, expand the per share data in the pro forma financial statements. See Rule 11-02(b)(8) of Regulation S-X.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 3

Pro Forma Financial Information

         Introduction

         15. Please supplementally discuss how the proposed merger with Surgical Health Corporation (SHC) meets the requisite pooling-of-interests criteria, specifically addressing paragraphs 45 through 48 of APB 16. In connection therewith, specifically explain how the changes in equity interests of the Registrant and SHC occurring within the past two years do not violate the criteria of paragraph 47.d of APB 16.

         Pro Forma Balance Sheet

         16. Please reference all adjustments appearing on the pro forma balance sheet to the explanatory footnotes.

         17. Please revise the headnote to state that the SHC merger is assumed to have occurred on January 1, 1992, for purposes of the pro forma income statements.

         18. Please revise giving effect to the estimated merger expense as an adjustment to retained earnings. Reference is made to Rule 11-02(b)(5) of Regulation S-X.

         19. Please expand footnote B(2) to explain the methodology used for allocating the purchase price to net tangible assets and $120 million of the excess to "leasehold value." Advise supplementally of the reasons for not allocating the purchase price to other intangible assets such as patient lists and medical licenses.

         Pro Forma Operating Statements

         20. Please revise footnote B(1) to better explain the eliminations so that they agree to the net adjustment to equity of $83 million.

         21. In view of NovaCare's June 30 year end, please clarify the period represented by NovaCare's historical amounts appearing on the pro forma operating statement for the year ended December 31, 1994. Also provide the disclosures set forth in Rule 11-02(c)(3) of Regulation S-X.

         22. Please supplementally provide the supporting computation for the 17,653 adjustment to the weighted average common and common equivalent shares outstanding appearing on the 1994 pro forma operating statement.

         23. Please delete the pro forma NME presentation for 1993 as NME has been included in the historical financial statements for one year. The 1993 and 1992 presentations should be for SHC only.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 4


         24. Please expand footnotes B(3) and B(4) to quantify the material components of these adjustments. Also, please provide an analysis to the staff explaining the basis for the additional corporate G&A expenses in footnote B(4) for the operation of the acquired facilities and how these expenses correspond to the divisional overhead costs eliminated in footnote B(3). The staff would expect the adjustment to be factually supportable.

         25. Please expand Note B(5) to describe why the 40-year amortization period for goodwill is appropriate, given the historical operating losses of the acquiree. Also, please disclose the basis for the 20-year amortization period for "leasehold value."

         26. Please disclose the interest rate used to compute the pro forma interest expense associated with the additional borrowing under the Company's credit facilities. If the rate is variable, please disclose the effect of a 1/8 percent variance in the assumed rate.

         27. Also, please revise footnote B(6) so that there is sufficient information provided that a reader is able to easily recalculate the adjustment.

         28. Please disclose the nature of the $1,918 reduction in depreciation and amortization expense for the year ended December 31, 1994, and how it relates to footnote (1). Also, please disclose the depreciation period of the fixed assets acquired.

         29. Please revise footnote B(7) to explain how the amount of the Medicare reim- bursement adjustment was calculated.

         30. Regarding the 1993 pro forma operating statement, it is inappropriate to eliminate SHC's gain on sale of partnership interest ($1.4 million) pursuant to Rule 11-02(b)(6) of Regulation S-X. Please revise or advise.

The Merger

         31. Please disclose the reasons for the Board's acceptance of the HEALTHSOUTH offer rather than the other bidder's offer.

         Reasons for Merger; Recommendations of the Boards of Directors

         32. Please include all factors considered by the Boards. Regardless of whether they supported the Boards' recommendation, they should be discussed and quantified to the extent possible. To the extent that any of these factors considered did not support the Boards' determination, discuss the significance or relevance of the factor in the Boards' ultimate decision.

         33. The disclosure is summary and does not adequately explain why the proposed transaction is fair to shareholders, nor does it provide sufficient information for shareholders to determine for themselves whether such transaction is fair.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 5


         Opinion of Financial Advisors

         34. Generally, the discussions of the analyses behind the fairness opinions should be revised to illustrate the relevance of the analysis to the determination of fairness. "Comparison of HEALTHSOUTH with Selected Publicly Traded Companies," for example, makes the point that on a given day HEALTHSOUTH traded at a lower multiple than comparable companies. The relevance of that fact to the opinion should be explained.

         35. Generally, for each factor which does not indicate that the proposed price is fair, there should be explanation of why, in light of that factor, the price is fair. Discounted Cash Flow Analysis, for example, values SHC at $4.37 to $5.99 per share. It is not immediately apparent in light of that range why $4.50 per share is fair. Please advise.

         36. To facilitate investor understanding, provide the information from the analyses immediately next to the relevant data with respect to this transaction. The last sentence of the first paragraph of Comparable Merger and Acquisition Transaction Analysis, for example, should immediately be followed by the comparable data from this transaction.

         37. Expand the discussion of the net income and EPS projections for Comparable Companies.

         38. Disclose why Alex Brown uses different groups of comparable public companies for its comparisons.

         39. Expand the discussion in Analysis of Selected Healthcare Merger and Acquisi- tion Transactions of the nineteen transactions in the alternate-site market.

         40. Disclose the method of selection of the financial advisor and whether any other parties were considered.

         41. Briefly discuss some of the considerations that went into the comparable merger and acquisition transactions analysis.

Business

         42. Please disclose that HEALTHSOUTH Corporation was formerly HEALTH-SOUTH Rehabilitation Corporation.

Management and Operations of HEALTHSOUTH After the Merger

         43. Provide a reasonably detailed discussion of management's expectations regarding operation of the combined company following the merger. The analysis should include any expected operating synergies, planned dispositions or restructurings.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 6


Management's Discussion and Analysis-Surgical Health Corporation

         Results of Operations

         44. Please expand the discussion of the $1.3 million severance charge in 1994 to explain the basis for the amount recorded and the effects of the severance transactions on cash flows. Also, this transaction should be described in a footnote to the financial statements, only a portion of which appears in
Note 7; please revise accordingly.

         45. Please expand to describe the reasons for considering advances aggregating approximately $1.3 million to be uncollectible during the fourth quarter of 1994 and charged to earnings. In this regard, reference is made to
Note 12 to the financial statements.

         46. The discussion of "operating costs" should include general, administrative and development costs. Please revise.

         Liquidity and Capital Resources

         47. Please expand to discuss why the Company entered into sales-leaseback transactions for certain real estate in 1994, which resulted in proceeds of $9.4 million. The discussion should address whether the proceeds were used for a specific purpose and the considerations given to selling the properties at approximately book value.

         48. Please state whether or not the Company was in compliance with its debt covenants at the most recent balance sheet date.

Financial Statements--Surgical Health Corporation

         49. Throughout the financial statements and related footnotes, and the accountants' report from Ernst & Young, references to "Als" appear to be typographical errors. Please revise or advise.

         50. Please revise the Statements of Operations and Statements of Cash Flows to present a separate line item relative to the provision for doubtful accounts. Reference is made to Rule 5-03(b)(5) of Regulation S-X.

         51. Please delete the line item "operating income" from the operating statements as it does not include all operating expenses. Similarly, revise the Selected Financial Data.

         52. Please expand the Cash Flows Statement to provide information about noncash investing and financing activities pursuant to paragraph 32 of FAS 95.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 7

         53.  Reference is made to Note 1, Principles of  Consolidation.  Please confirm sup- plementally, if true, that the Company's consolidation policy regarding its general partnership interests in limited partnerships is consistent with paragraphs 9 and 10 of SOP 78-9, or advise. In this regard, please note that consolidation must be applied (only) in those instances where the Company has the right to unilaterally control the operating and financing activities of the limited partnerships, notwithstanding the percentage ownership.

         54. Please expand Note 1, Intangible Assets, to disclose the basis for allocating the purchase price to medical licenses (Certificates of Need) and Management Contracts. Also, please disclose the frequency with which the recoverability assessments are made, which we assume is quarterly.

         55. Please revise Note 1 to be more specific regarding the methodology employed to identify when goodwill is impaired.

         56. Regarding Note 1, Deferred Costs, please disclose the circumstances leading to the abandonment of certain projects during the fourth quarter of 1994 resulting in the write-off of $503,000.

         57. Reference is made to Note 3, Acquisitions, and the March 1994 acquisition of Tesson Ferry Anesthesia, Inc. (TFA). Since the sole recipient of the purchase price is an officer and director of Surgical Health Corporation and the amount is contingent on future earnings of TFA, it appears that such payments should be accrued as compensation expense during the periods earned. Accordingly, please revise the footnote to describe the accounting treatment and the amount accrued at December 31, 1994, or advise.

         58. Also regarding the TFA acquisition and with a view toward possible additional disclosure, please advise the staff of the net assets acquired and how they were recorded in the acquisition. Also, advise why the Company acquired TFA considering it had not started operations. Any amounts paid in the Tesson Ferry acquisition over recorded book value of net assets acquired should be recorded as a distribution because of the related party nature of the transaction.

         59. Please provide a footnote describing the "Redeemable common stock and warrants" of approximately $3 million appearing on the Balance Sheets. In this regard, the staff notes only redeemable common stock of $810,885 is discussed in Note 7.

         60. Please expand Note 7 to describe how stock option compensation of $804,685 was calculated. State the number of options for which vesting was accelerated.

         61. Also, please expand Note 7 to state whether or not stock options and warrants have been granted at exercise prices below the fair value of the underlying shares at the date of grant, and if so, disclose how compensation expense was determined.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 8

         62. With reference to the last paragraph of Note 11, please confirm supplementally, if true, that any probable and estimable loss arising from legal claims or other legal matters would not be material to the Company's financial position or results of operations irrespective of insurance coverage, or advise. If material losses are probable, please present the probable liability and recovery from insurance carriers gross on the Balance Sheets pursuant to SAB Topic 5:Y and FIN 39, and advise how realization of expected insurance proceeds was evaluated.

         63. Please expand each paragraph of Note 12 to describe the factors considered by management in concluding that the various advances were uncollectible and the conditions which existed in the fourth quarter and not in prior quarters.

         64. Please expand the second paragraph of Note 17 to disclose the estimated cost to complete construction of the medical office building and how it will be recorded.

         65. With references to the Company's intent to acquire substantially all of the assets of an outpatient surgery center in Washington, Missouri, described in Note 19, please provide financial statements pursuant to Rule 3-05 of Regulation S-X, or advise why they are not required.

         66. Please provide a footnote describing the status of and the financial statement implications of the legal proceedings described under Item 3 to the 1994 Form 10-K. In connection therewith, please disclose the historical revenues of the Northlake Center and the likelihood of an unfavorable outcome pursuant to FAS 5.

Appendix B

         It is inappropriate to have a fairness opinion on which holders who are voting cannot rely. Please revise.

General

         67. Reference is made to the updating requirements of Rule 3-12 of Regulation S-X.

         68. Please include manually signed and currently dated accountants' consents in the amendment.

         69. Please revise Exhibit 23-3 to identify the registration statement in which the financial statements are presented and the name of the Company on which an accountants' report was issued.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 9


            HEALTHSOUTH Corporation Form 10-K for December 31, 1994

Management's Discussion and Analysis

         General

         70. It is unclear why data relating to revenues derived from Medicare and Medicaid do not take into account revenues of the ReLife facilities. Please revise as appropriate.

         Results of Operations

         71. Reference is made to the paragraph describing the 1994 write-off of $17.9 million against the $39 million reserve. The reference made to the $39 million provision for "discontinued operations" should be revised to refer to the "plan of consolidation" since the provision was not based on discontinued operations as defined in APB 30.

         72. Please explain the reasons for the increases in 1994 expenses as a percentage of revenues.

         73. Due to the significance of intangible assets, please expand the discussion to describe how and the frequency with which management identifies, measures and records impairment. The description should be comprehensive and identify the factors considered and assumptions made. Also, explain how the amortization periods, which range from 20 to 40 years, for the excess of cost over the fair value of net assets acquired is determined.

         74. In connection with the above, please discuss why the facility in central Florida will not reopen, resulting in the charge of $7.5 million. Also, state the remaining term of the lease and how the $5.9 million lease accrual was computed.

         Liquidity and Capital Resources

         75. Regarding the proposed acquisition of Rehab Systems Company, a subsidiary of NovaCare, Inc., it is unclear how NC Resources, Inc. is related to the transaction. Please revise to clarify.

         76. Provide disclosure with regard to the anticipated effect of the merger on the Company's liquidity, capital resources and results of operations.

         77.      Please define "reasonably foreseeable future."

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 10


Executive Compensation

         Chief Executive Officer Employment Agreement

         78. Please disclose what corporate performance factors, if any, were considered in the $500,000 awarded to Mr. Scrushy under the management bonus plan.

Financial Statements

         79. Please supplementally discuss how the December 29, 1994 merger with ReLife, Inc. meets the criteria for using the pooling-of-interests method. The response should address each criteria contained in paragraphs 45 through 48 of APB 16.

         80. Proceeds from borrowings on the 1994 Cash Flows Statement do not appear gross based upon the new borrowings reflected in Note 7. Net borrowings for 1994 as discussed in MD&A under Liquidity also do not reconcile to the Cash Flows Statements.
Please revise or advise.

         81. Please expand the Cash Flows Statements to present the noncash investing/financing activities relating to business acquisitions pursuant to paragraph 32 of FAS 95.

         82. Reference is made to Note 1, Intangible Assets. Partnership start-up costs which are not organization costs should either be expensed as incurred or deferred and amortized over no more than 12 months. Please revise accordingly.

         83. Please expand Note 3 to identify the funds subject to withdrawal restrictions and explain the terms of the restrictions. Also, funds subject to withdrawal restrictions do not meet the definition set forth in FAS 95 as "cash and cash equivalents." Please revise or advise.

         84. Please revise to provide all disclosures required by paragraphs 19 through 22 of FAS 115.

         85. Please expand Note 1, Impairment of Assets, to describe the methodology used in assessing whether the excess of cost over net asset value of purchased facilities has been impaired and how such impairment is measured. In connection therewith, disclose key underlying assumptions and factors considered, and the frequency with which such assessments are made.

         86. Reference is made to Note 10. Please expand the first two paragraphs to disclose:

         a. The form of the consideration comprising the purchase prices of $53,947,000 and $25,861,000.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 11


         b.       The   identifiable   intangible   assets   recorded   in   the
                  acquisitions, and how the amounts were determined.

         c.       The  nature  of  contingent   consideration  and  the  related
                  accounting treatment.

         d. The terms of the non-compete agreements, including terms for payment.

         87. Please expand Note 7 to state the interest rate associated with the Credit Agreement at the most recent balance sheet date.

         88. Please expand Note 7 to disclose the method for estimating the fair value of long-term debt pursuant to paragraph 10 of FAS 107.

         89. Please revise Note 15 to clarify the basis for sale recognition regarding the 1994 sale-leaseback. Also, disclose the nature and amount of the associated operating leases' guarantees.

         90. Please expand Note 10 to describe other business combinations consummated during all periods presented. The disclosure should include the nature of business acquired, amount and nature of consideration, net assets acquired, allocations to intangible assets, and terms of contingent consideration, if applicable.

         91. Reference is made to Note 16. Please note that the lease and conversion costs incurred during a conversion stage should not be deferred. Please revise appropriately.

         92. Regarding the second paragraph of Note 16, it is not clear how the $5.9 million lease accrual was determined, including whether future payments were discounted. Please expand to clarify. Provide the staff with supporting calculations.

         93. Regarding the third paragraph of Note 16 and with a view toward possible additional disclosure, please advise as to the breakdown of the $4.5 million write-off and how the components were determined.


                     Form 8-K/A No. 1, dated March 7, 1995
                      (ReLife, Inc. Financial Statements)

         94. Reference is made to Note 1, Nature of Business and Basis of Presentation. With a view toward possible additional disclosure, please advise how ReLife of Tennessee, Inc., a 100%-owned subsidiary of ReLife, accounts for its 61% interest in Edgefield Healthcare Limited Partnership, and the rationale therefor.

         95.  Reference is made to the 1994 business  acquisitions  described in
Note 4. Please furnish audited financial statements of acquirees pursuant to Rule 3-05 of Regulation S-X, or advise why the significance criteria of Rule 1-02(w) of Regulation S-X have not been met.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 12


         96. Please expand Note 2, Intangible Assets, to describe how acquisition costs are allocated to management contracts and leases. If these contracts are cancellable, advise how this has been considered in evaluating their amortization period. In addition, please expand Note 2, Impairment of Assets, to explain how impairment is recorded upon contract cancellation and how a cancellation affects the assessment of recoverability of remaining contracts and goodwill.

         97. If material, please expand Note 16 to identify the historical revenues associated with ReLife's management contract with Roper Hospital in Charleston, SC, and the Nashville Rehabilitation Hospital in Nashville, Tenn.

         98. Please confirm that the conditions to the merger set forth in Note 16 are not material for presentation in the pro forma financial statements in Form S-4.


                     Form 8-K/A No. 1, dated March 7, 1995
                 (Rehab Systems Company's Financial Statements)

         99. Reference is made to the Statements of Stockholder's Equity. Please expand Note 6 to describe the NACC-related capital contributions received and how the acquisition was accounted for. It would appear that the Company would have significant influence over NACC whereby the equity method would be appropriate. Please advise if otherwise. Further, if the contributions were not in cash, a footnote to the cash flows statement should provide a description of the transaction pursuant to paragraph 32 of FAS 95.

         100. Reference is made to the acquisition of RHCA discussed in Note 4. In circumstances where sufficient common control exists between an acquiror and acquiree, use of historical cost rather than fair values is appropriate. It appears that NovaCare's Chairman of the Board and Chief Executive Officer would control or influence RHCA prior to the acquisition. In connection therewith, describe whether or not the RHCA acquisition required the approval of the limited partners of the limited partnership stockholders and whether they were related to NovaCare.

         101. Please revise Note 4 to disclose the form of funding provided by NovaCare.

         102. Please disclose the rationale for amortizing "goodwill" over 40 years, in view of the operating losses of Rehab Systems Company and RHCA. In addition, describe the accounting policy for identifying and measuring impairment, stating the methodology used to (1) determine that impairment has occurred, and (2) calculate the amount of the impairment.

         103.  Please  expand Note 9 to disclose the amounts and periods  during
which  the   sale-leasebacks   occurred  and  describe  the  related  accounting
treatment.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 13


         104. Reference is made to Note 2, Income Taxes, and Note 11. It is unclear whether the tax benefit, and related assessment as to the recoverability of the deferred tax asset, were determined on the separate return basis. If it is not based on the separate return basis and the effect is material, please present a pro forma income statement for the most recent year and interim period reflecting a tax provision calculated on the separate return basis.
Reference is made to SAB Topic 1:B.1.

         105. Please revise Note 8 to state whether or not the Company was in compliance with the debt covenants as of the most recent balance sheet date.

         106. Since advances between Rehab Systems Company and NovaCare are non-interest bearing, it appears appropriate to present an analysis of the advance account with the average balance identified. Please refer to SAB Topic 1:B.1 and revise, or advise.


          Surgical Health Corporation Form 10-K for December 31, 1994

General

         107.     Please amend based on the relative comments made herein.

Management's Discussion and Analysis

         Results of Operations

         108. With regard to the ownership structure of the Company's centers, disclose the material terms of the partnership agreements and any effects upon the Company's liquidity, capital resources and results of operations. The financial obligations of the Company as general partner in these partnerships should be described.

         Liquidity and Capital Resources

         109. The staff notes that the Company is involved in litigation pending before the Georgia Supreme Court. In that regard, if material, please discuss the effect on liquidity, capital resources and results of operations if the Northlake Center were closed.

General

         To the extent practicable, the comments above should be complied with in all future filings with the Commission. All data should be updated to the latest date practicable.

         An amendment should be filed in response to these comments. A cover letter should be furnished which keys the Company's responses to the above comments and which provides any supplemental information requested by the staff. In the event compliance with the comments is not deemed appropriate by the Company, so state and provide the basis therefor in the letter. You should be aware that we may have additional comments based on your response.

Mr. Richard M. Scrushy
HEALTHSOUTH Corporation
Page 14

         Requests for acceleration should be furnished on behalf of the Company and the underwriter at least two business days prior to the requested date of effectiveness. Such requests should confirm that those requesting acceleration are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

         Your attention is directed to Rules 460 and 461 regarding the distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

         Any questions regarding the accounting comments may be directed to Joel Levine at (202) 942-1857, or Louise Dorsey, the Assistant Chief Accountant at
(202) 942-1844, and questions on other disclosure issues may be directed to Roland St. Paul at (202) 942-1861. In this regard, please do not hesitate to contact Patricia A. Current, the Branch Chief, or Shelley Parratt, the Assistant Director, at (202) 942-1850 and (202) 942-1840, each of whom supervised the review of your filing.

         Also, members of the Division's senior management are always available to discuss issues relating to your filing in the event that you would like to request further consideration. Please do not hesitate to contact Terry Iannaconi, Associate Director (Accounting Operations) at (202) 942-2860, Robert Bayless, Chief Accountant at (202) 942-2850, Howard Morin, Associate Director (Operations) at (202) 942-2830, and Bill Morley, Senior Associate Director at
(202) 942-2820.

                                                     Sincerely,




                                                     Patricia A. Current
                                                     Branch Chief
smn:128197.1
cc:      William W. Horton